

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

May 20, 2016

Via E-mail
Mark Kaczynski
President
Nissan Wholesale Receivables Corporation II
One Nissan Way
Franklin, TN 37067

> **Re: Nissan Wholesale Receivables Corporation II
> Registration Statement on Form SF-3
> Filed April 25, 2016
> File No. 333-210906**

Dear Mr. Kaczynski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2.   Please confirm that delinquent and/or status assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

3.   Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

Cover Page

4.   We note your bracketed disclosure beginning on page 93 regarding a possible interest rate cap or swap agreement. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate cap or swap agreement and the identity of the counterparty. Refer to Item 1102(h) of Regulation AB.

Risk Factors

Geographic concentration of the dealers from which receivables are originated may increase the risk of loss on your Series 20[●]-[●] notes, page 30

5.   We note your risk factor that the trust portfolio contains a high concentration of dealers located in certain states and that events in those states may adversely affect the delinquency, credit loss or repossession experience of the issuing entity. Please include bracketed disclosure indicating that, if 10% or more of the pool assets are or will be located in any one state, you will disclose economic or other factors specific to such state that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

The Asset Representations Reviewer, page 44

6.   Please revise your disclosure to state that, when the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

The Trust Portfolio

Static Pool Information Regarding the Trust Portfolio, page 55

7.   Please revise to include bracketed disclosure that indicates how the assets in the pool differ from the static pool. Refer to Item 1105 of Regulation AB.

Review of Pool Assets, page 59

8.   We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Asset Representations Review, page 59

9.   We note your statement that "[t]he asset representations reviewer will be responsible for performing a review of certain Receivables for compliance with the Eligibility Requirements when the asset review conditions have been satisfied." Please revise to clarify whether this is referring to the Subject Assets defined on page 60 or some other receivables.

Asset Review Voting, page 60

10.   We note that the Payment Date Statement delivered by the servicer on each determination date will disclose whether the Status Trigger has occurred and that investors may initiate a vote to determine whether the asset representations reviewer should conduct a review by providing written notice to the indenture trustee within 90 days after the filing of the Form 10-D disclosing the occurrence of the Status Trigger. On page 153, you define "Payment Date Statement" to mean a report prepared by the servicer and forwarded to the paying agent for distribution to noteholders on each payment date. It is unclear from your disclosure when the occurrence of the Status Trigger will be included in the Form 10-D to provide investors with notice of such event and begin the 90-day voting period. Please revise your prospectus disclosure and transaction documents where necessary to clarify how the investors will be notified of the occurrence of the Status Trigger. If investors will be notified by the filing of a Form 10-D, please also revise to clarify which party will be responsible for including the occurrence of the Status Trigger in the Form 10-D.

11.   We note that the vote for an asset representations review will remain open until the 120th day after the filing of the Form 10-D reporting the occurrence of the trigger. We also note that the demand for a noteholder vote must occur within [90] days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger. Because the Form 10-D is the primary mechanism by which the applicable voting procedures and voting deadline are communicated to noteholders, it is not clear to us that your time limitation provides noteholders with the time necessary to evaluate whether the trigger event warrants calling for a vote to direct a review and to communicate with other noteholders about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe 120 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, especially in light of the [90]-day threshold to demand for noteholder vote, is sufficient time for investors to cast a vote taking into account these procedures and timelines.

12.   Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities

Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "Regulation AB II Adopting Release") (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

Fees and Expenses for Asset Review, page 61

13. We note your disclosure here that the asset representations reviewer will be paid a fee by the servicer in accordance with the asset representations review agreement. However, your disclosure on page 45 under the heading "The Asset Representations Reviewer" states that the fees and expenses of the asset representations reviewer will be paid by the sponsor. Please revise throughout as necessary to provide consistent disclosure and clarify whether NMAC will be responsible for the asset representations review fees, expenses, and indemnities in its capacity as servicer or sponsor.

Asset Review, page 61

14. We note your disclosure that if a Subject Asset was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on the asset. To the extent an asset representations review was conducted previously with respect to a Subject Asset, we do not object if such asset is not included in any further asset representations reviews, unless either such asset is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

Requests to Repurchase and Dispute Resolution, page 62

15. Please revise to clarify how the requesting party will be informed of the status of the repurchase/reassignment request.

16. Please revise your disclosure to indicate under what circumstances and on what basis the indenture trustee or owner trustee would exercise its discretion to request a repurchase/reassignment.

Description of the Notes

Book-Entry Registration, page 71

17. We note your statement that the information in this section concerning DTC and DTC's book-entry system has been provided by DTC and that you have not independently verified the accuracy of the information. A disclaimer as to the accuracy of the information provided in the prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

Deposit and Allocation of Funds

[Pre-Funding Account], page 92

18. We note your disclosure that the amount deposited from the proceeds of the sale of the notes into the pre-funding account will not be more than 50% of the proceeds of the offering. Please revise your disclosure to indicate that the pre-funding account deposit will not exceed 25% of aggregate principal receivables. Refer to Item 1101(c)(3)(ii) of Regulation AB.

19. Please revise your disclosure to indicate that the subsequent receivables acquired during the pre-funding period will be subject to the depositor's review of receivables required under Securities Act Rule 193 that is described on page 59 under "The Trust Portfolio – Review of Pool Assets." Refer to Items 1111(a)(7) and 1111(a)(8) of Regulation AB.

Annex I – Other Series of Securities Issued and Outstanding, page 162

20. Please revise to explicitly incorporate this annex into the prospectus.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page II-5

21. Please revise to remove the undertakings under Item 512(a)(5)(ii) and Item 512(i) of Regulation S-K. Registrants offering asset-backed securities on Form SF-3 must now rely only on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Regulation AB II Adopting Release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Angela M. Ulum, Esq.
        Mayer Brown LLP

        David Lundeen, Esq.
        Nissan Wholesale Receivables Corporation II